Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

June 25, 2019

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE
						FOR	AGAINST	ABSTAIN
1.	TO ELECT Mr. Amir Elstein, Mr. Russell Ellwanger Mr. Kalman Kaufman, Mr. Alex Kornhauser Mrs. Dana Gross, Mr. Ilan Flato , Mr. Rami Guzman, Mr. Yoav Chelouche,, Ms. Iris Avner, and Mr. Jerry Neal as members of the Board of Directors of the Company until the next annual meeting of shareholders and until their respective successors are duly elected, and to approve the terms of their compensation in compliance with the Company’s Compensation Policy, as set forth in Proposal 1 of the Proxy Statement.				2.
 TO APPOINT Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of the shareholders and until his successor shall be duly appointed, and to approve his terms of compensation in compliance with the Company’s compensation policy, as set forth in Proposal 2 of the Proxy Statement.
						☐	☐	☐

NOMINEES:					3.
TO APPROVE an equity grant to our chief executive officer, Mr. Russell Ellwanger, in compliance with the Company’s Compensation Policy, as described in Proposal 3 of the Proxy Statement.

Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 3?
Yes ☐ No ☐
						☐	☐	☐
		FOR	AGAINST	ABSTAIN
	Mr. Amir Elstein	☐	☐	☐
	Mr. Russell Ellwanger	☐	☐	☐
	Mr. Kalman Kaufman	☐	☐	☐
	Mr. Alex Kornhauser	☐	☐	☐
	Mrs. Dana Gross	☐	☐	☐
	Mr. Ilan Flato	☐	☐	☐
	Mr. Rami Guzman	☐	☐	☐
	Mr. Yoav Chelouche	☐	☐	☐
	Ms. Iris Avner	☐	☐	☐	4.
TO APPROVE, subject to their appointment as directors under Proposal 1, an equity grant to each of the members of our Board of Directors (other than to Amir Elstein and Russell Ellwanger), in compliance with the Company’s Compensation Policy, as described in Proposal 4 of the Proxy Statement.
						☐	☐	☐
	Mr. Jerry Neal	☐	☐	☐

5.
TO APPROVE the renewal of the directors’ and officers’ liability insurance policy as described in Proposal 5 of the Proxy Statement.

Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 5?
Yes ☐ No ☐
						☐	☐	☐

6.
TO APPROVE the appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2019 and for the period commencing January 1, 2020 and until the next annual shareholders' meeting, and the authorization of the Audit Committee of the Board of Directors to determine the remuneration of such auditors.

						☐	☐	☐

For the purposes of this Proxy Card, a “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate. A shareholder will also be deemed to have a Personal Interest if it provides a proxy to another person who – in turn - has a Personal Interest. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest. If you cast a vote in connection with Proposals 3 and 5 and do not notify us whether or not you have a Personal Interest with respect to each of Proposals 3 and 5, you will be considered as having a Personal Interest in the Proposal for which you haven't notified us, and your vote will not be counted for the required majority for the approval of such Proposal.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

TOWER SEMICONDUCTOR LTD. For the Annual General Meeting of Shareholders To Be Held On Tuesday, June 25, 2019 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Dina Back Frimer, Nati Somekh and Tziona Shriki of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company located at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Tuesday, June 25, 2019, at 11:00 a.m. (Israel time) and all adjournments and postponements thereof (the "Meeting").

The undersigned hereby acknowledges receipt of the Notice of an Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.  If no direction is made, this proxy will be voted FOR all nominees in Proposal 1 and FOR Proposals 2, 4, and 6.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)—2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate  Counsel, up to six hours before the time set for the Meeting, or vote electronically via the electronic voting system of the Israel Securities Authority after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

Shareholders who receive a Vote Instruction Form that provides for voting via Internet or telephone may vote by either of those methods (instead of voting by mail) by following the directions on the Vote Instruction Form.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)